UTi Worldwide Inc.

c/o UTi, Services, Inc.

100 Oceangate Boulevard, Suite 500

Long Beach, California 90802

December 10, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that UTi Worldwide Inc. (“UTi”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2013, which was filed with the U.S. Securities and Exchange Commission on December 10, 2013. UTi has submitted a voluntary self-disclosure regarding the activities described in its Section 219 disclosure to the Treasury Department’s Office of Foreign Asset Control.

Very truly yours,

UTi Worldwide Inc.

/s/ Lance E. D’Amico
Lance E. D’Amico
Senior Vice President, Chief Legal Officer